January 6, 2025

United States Security and Exchange Commission

Division of Corporation Finance

Washington D.C.

20549

File No. 000-24027

Dear Sirs,

I am responding to your inquiry dated December 20, 2024.

First, we are assuming the letter is referring to the Form 20-F for the Fiscal Year ended December 31, 2023, instead of  December 31, 2024.

We have been in communication with our prior auditor, KPMG LLP, regarding your comment letter and we expect to be able to respond to your comment letter within the next two weeks following receipt of additional feedback from KPMG.

Best Regards,

“/s/ Eugene Woychyshyn”

Eugene Woychyshyn

Chief Financial Officer

NXT energy Solutions Inc.

ewoychyshyn@nxtenergy.com

403-206-0805

#302 3320 17th Ave. SW, Calgary, AB T3E 0B4